

### Patrick Spaulding Ryan, PhD

I'm a language nut, and I'm investing in Univoice because it's the only product on the market that helps people learn by singing, while demonstrating incredible potential to scale. Using my own mix of education, living life and learning songs, I'm now fluent in 3 languages and proficient in 4 more. My breakthrough occurred in 1988 - as a junior in Spain - when I memorized a Mecano song named Luca, and never looked back. With German, I recall memorizing numerous rap songs prior to studying abroad in Germany for a year. Fast forward to the present day . . . I've published academic, legal articles in German, French and Spanish; have a Masters in Law from a German-speaking university in Switzerland); and am an active investor in Mexico. I've also learned conversational Portuguese and Dutch, and am currently tackling Russian and Chinese, all through music! You can do it, too. You don't need to be gifted, you just need to work hard and tap into your natural learning tendencies. Song is the key. I look forward to singing and learning with this app all the way to the moon!

**Invested $10,000 this round**